

03053174

AMENDED

AB 4/30/03

SEC RECEIVED PROCESSING SECTION APR 24 2003 WASH, D.C. 207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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~~ANNUAL AUDITED REPORT~~
FORM X-17A-5 A
~~PART III~~

SEC FILE NUMBER
8-65346

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Suburban Finanical Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Byberry Road Suite 1404
(No. and Street)

Huntingdon Valley (City) PA (State) 1900[illegible] (Zip Code)

PROCESSED
MAY 05 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Baston 651-665-1000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name — *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis, (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Koskie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Suburban Financial Services, LLC, as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



CHRISTA SULLIVAN
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2006

Christa Sullivan
Notary Public

Andrew Koskie
Signature

Secretary
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Controls

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Members
Suburban Financial Services, LLC:

We have audited the accompanying statement of financial condition of Suburban Financial Services, LLC (the Company) as of December 31, 2002, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Suburban Financial Services, LLC as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 14, 2003



SUBURBAN FINANCIAL SERVICES, LLC
Statement of Financial Condition
December 31, 2002

Assets

Cash	$	41,535

Liabilities and Members' Equity

Liabilities:

Due to Securian Financial Services, Inc.	$	10,000
Due to Minnesota Life		1,350
Due to M & K Financial Services		1,000
		12,350

Members' Equity:

Members' cumulative contributions		35,000
Cumulative losses		(5,815)
		29,185
	$	41,535

See accompanying notes to financial statements

SUBURBAN FINANCIAL SERVICES, LLC
Statement of Operations
For year ended December 31, 2002

Revenues		
Commission income	$	18,296
		18,296
Expenses		
Legal fees		11,345
Filing fees		7,480
Audit fees		2,700
Accounting services fee		1,350
Rent		1,000
Bank charges		236
		24,111
Net loss	$	(5,815)

SUBURBAN FINANCIAL SERVICES, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2002

	Securian	Obermeyer, Rebmann, Maxwell and Hippell LLP	Total
Balance at December 31, 2001	$ 0	$ 12,500	$ 12,500
Capital contributions	22,500	0	22,500
Net loss	(291)	(5,524)	(5,815)
Balance at December 31, 2002	$ 22,209	$ 6,976	$ 29,185

See accompanying notes to financial statements

SUBURBAN FINANCIAL SERVICES, LLC
Statement of Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (5,815)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Increase in due to Securian Financial Services, Inc.	10,000
Increase in other payables	2,350
Net cash provided by operating activities	6,535
Cash flows from financing activities:	
Capital contributions	22,500
Increase in cash	29,035
Cash at beginning of year	12,500
Cash at end of year	$ 41,535

See accompanying notes to financial statements

SUBURBAN FINANCIAL SERVICES, LLC

Notes to Financial Statements

December 31, 2002

(1) Nature of Business

Suburban Financial Services, LLC (the Company) was formed as a limited liability company on September 28, 2001, and commenced operations on December 20, 2001. The Company is a joint venture between Securian Financial Services, Inc. (Securian), a minority unit holder, and Obermeyer, Rebmann, Maxwell & Hippel LLP. Securian owns 5 class B units, which represent 49% of the voting rights in the Company, and Obermeyer, Rebmann, Maxwell & Hippel LLP owns 95 class A units, which represent 51% of the voting rights.

The Company was formed to offer financial and estate planning services and seminars to the public and certain professional firm clients. The Company will ultimately aid in the sale of insurance and investment products to their clients. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently.

(2) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

(3) Related Party Transactions

The Company will pay Securian up to $10,000 for allocated legal and other consulting expenses incurred to form the Company and obtain all regulatory approvals required to operate the business. For the period ended December 31, 2001, Securian allocated $1,002 to the Company, and for the period ended December 31, 2002, Securian allocated additional expenses of $8,998 to the Company. At December 31, 2002, $10,000 was payable to Securian.

Effective October 1, 2002, a sister company of Securian began providing administrative and accounting services to the Company for $450 per month.

(4) Allocation of Profits and Losses

In addition to the $12,500 initial capital contributions made by both Securian and Obermeyer, Rebmann, Maxwell & Hippel LLP, Securian has contributed $10,000 of capital pursuant to the Standby Contribution Agreement dated January 4, 2002. According to the terms of the Contribution

SUBURBAN FINANCIAL AND INSURANCE SERVICES, LLC

Notes to Financial Statements, Continued

(4) Allocation of Profits and Losses, continued

Agreement, Securian is entitled to a 9% cumulative, preferred membership interest in the Company. The Company intends to treat payments under this interest as guaranteed payments to a partner, meaning that Securian will be entitled to receive an annual $900 preferred distribution on its $10,000 contribution from the Company when profits are available.

The preferred interest will accumulate until the payment is declared by the board of directors. At December 31, 2002, cumulative guaranteed payments of $75 had not been declared. The Company intends to treat the preferred interest allocation as a deduction in arriving at net income. After giving effect to the preferred interest payment or allocation to Securian, the Company will allocate profits according to the terms of the Limited Liability Agreement, with 95% allocated to Obermeyer, Rebmann, Maxwell & Hippel LLP, and 5% to Securian.

Net losses will be allocated based on the number of units owned by the respective members, not to exceed their capital balance.

(5) Income Taxes

The Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the partnership level, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive share.

(6) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and net capital requirements of $29,185 and $5,000, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .42 to 1 at December 31, 2002.

(7) Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Schedule 1

SUBURBAN FINANCIAL SERVICES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Commission
as of December 31, 2002

Member's equity	$	29,185
Net capital before haircuts on securities		29,185
Haircuts on securities		0
Net capital	$	29,185
Total aggregate indebtedness	$	12,350
Net capital	$	29,185
Minimum capital required to be maintained (the greater of $5,000 or 1/8 of aggregate indebtedness of $12,350)		5,000
Net capital in excess of requirements	$	24,185
Ratio of aggregate indebtedness to net capital		.42 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

See accompanying independent auditors' report

Suburban Financial Services, LLC

400 North Robert Street
St. Paul, MN 55101

April 18, 2003

Theresa A. McNulty
NASD Regulation, Inc.
District 9
11 Penn Center
1835 Market Street, Suite 1900
Philadelphia, PA 19103

Re: Suburban Financial Services, LLC
NASD File Number 120789
SEC File Number 8-65346
Annual Audited Financial Statements

Dear Ms. McNulty:

Enclosed please find one manually executed copy of the audited financial statements, fiscal year ended December 31, 2002 (on Form X-17A-5, Part III) for Suburban Financial Services, LLC. Your office asked us to re-file these audited financials specifying the subsection in which we are claiming an exemption, (k)(2)(i) as apposed to (k) in the original document sent to your office dated February 25, 2003.

If you have any comments or questions concerning this filing, please feel free to call the undersigned at 651-665-1445.

Sincerely,



Andrew Koskie
Secretary

Enclosures

cc: SEC District Office, Mr. A. Laurence Ehrhart, Regional Administrator, Securities and Exchange Commission, The Curtis Center, 1120 E. 601 Walnut Street, Philadelphia, PA 19106
SEC National Office, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549
NASD District Office, Ms. Sherry Lawrence, NASD Member Regulation Programs/Systems Support, 9509 Key West Ave., Rockville, MD 20850

Suburban Financial Services, LLC

400 North Robert Street
St. Paul, MN 55101

April 18, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 2 4 2003
WASH, D.C.
207
SECTION

Re: Suburban Financial Services, LLC
SEC File Number 8-65346
Annual Audited Financial Statements

Dear Sir or Madam:

Enclosed please find one manually executed copy of the audited financial statements for the fiscal year ended December 31, 2002 (on Form X-17A-5, Part III) for Suburban Financial Services, LLC. We are re-filing with your office under the direction of the Philadelphia District Office of the NASD which asked us to specify the subsection in which we are claiming an exemption, (k)(2)(i) as apposed to (k) in the original document sent to your office dated February 25, 2003.

If you have any comments or questions concerning this filing, please feel free to call the undersigned at 651-665-1445.

Sincerely,

Andrew Koskie
Secretary

Enclosures



SUBURBAN FINANCIAL SERVICES, LLC

Financial Statements with Supplementary Information and Independent Auditors' Report on Internal Control

December 31, 2002



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members
Suburban Financial Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Suburban Financial Services, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1. making quarterly securities examinations, counts, verifications, and comparisons; 2. recordation of differences required by Rule 17a-13; 3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or the practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.





Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 14, 2003